UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

 Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	October 31, 2023

AENZA

Consolidated Results Report

3Q 2023

October 31, 2023

This management discussion and analysis (MD&A) should be used in combination with the financial statements for the third quarter 2023 (3Q 2023).

The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados-financieros/consolidados

Financial results include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit.

Strategy

Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms. Considering the high entry barriers that the infrastructure business entails, the company's plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties. We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects.

In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership.

Our strategy for the next years is to focus on the following initiatives:

1. *Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions;*

2. *Financial restructuring, including the restructuring of project finance and other long-term debt, the increase of capital of certain subsidiaries and the issuance of long-term bonds in the local and international capital markets;*

3. *Strengthening the company's corporate governance structure with best practices, including changes to the organization of our Board of Directors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company's commitment to the highest corporate governance standards; and*

4. *Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption and anti-money laundering rules and regulations, supported by the redesign and implementation of new committee structures.*

Relevant Information

- *On August 22, 2023, Cumbra Perú S.A. and Strip Centers del Perú S.A.C., - a subsidiary of Grupo Parque Arauco -, subscribed a contract for the construction of the new "Parque La Molina Shopping Center". The contract consist of the construction of a shopping center with 5 basements and 3 floors for approximately S/. 118 million soles (excluding VAT). The execution period is 14 months.*

- *On August 22, 2023, the Final Agreement of Collaboration and Benefits signed on September 15, 2022, between AENZA S.A.A. and its subsidiaries Cumbra Perú S.A. and UNNA Transporte S.A.C., the Ad Hoc Public Prosecutor's Office and the Public Ministry was approved. The terms of the aforementioned Agreement will become effective once the resolution is consented.*

- *On October 5, 2023, in connection with the subscription of the Bridge Loan Agreement for up to US$120 million that was informed by a Relevant Information Communication dated March 17, 2022, an extension of the Bridge Loan Agreement for up to US$112 million was subscribed. In addition, a prepayment of US$8 million was made and the financing will be repaid within 12 months.*

- *On October 19, 2023, the Board of Directors approved the Corporate Reorganization Plan, which involves the creation of a renewed organizational structure that groups the Company's businesses according to their nature, capabilities and risks. In this sense, the new structure of AENZA S.A.A. will be formed by two new holding companies, one grouping the engineering and construction businesses and the other grouping the infrastructure and energy businesses; and Viva Negocio Inmobiliario S.A.C. will remain as the vehicle for the real estate development business. In addition, a General Shareholders' Meeting was convened (December 13, 2023) in order to approve the reorganization and the studies for the next steps of the reorganization, which could consist of several alternatives, including the spin-off of some of its businesses.*

- *On October 24, 2023, the General Shareholders' Meeting approved a capital increase process of US$22.5 million, the exercise of the preemptive subscription right and the delegation of powers to formalize the resolutions. Additionally, on October 26, 2023, the Board of Directors approved the terms and conditions of the capital increase.*

- *On Tuesday, November 14, 2023 at 12:00 p.m. Lima time (12:00 p.m. New York time) AENZA will hold a conference call to discuss its Third Quarter 2023 results.*

Executive Summary

As of 3Q2023, our projects are developing in a normalized manner. In the Infrastructure area, the Line 1 of the Lima Metro, operating at 100% capacity, recovered pre-pandemic passenger levels. Likewise, the Energy business began the first drilling campaign for Block III in June 2022 and is currently executing the second drilling campaign of this Block. Finally, the backlog of the Engineering & Construction and Real Estate businesses represents a solid base for future revenues.

In order to become a leading infrastructure management platform in the region, two key decisions have been made:

***Corporate Reorganization:** A reorganization proposal was approved that consolidates the company's businesses according to their nature, capabilities and risks. Two holding companies will be established within the corporation: UNNA, which will consolidate infrastructure concessions and energy operations; and CUMBRA, which will group engineering and construction subsidiaries. These entities, together with the current real estate development company, VIVA, will complete the company's portfolio, clearly defining its direction and strength in the market.*

***Capital Increase**: A capital increase was approved for new monetary contributions of up to US$22,500,000, which will be used to repay financial obligations and strengthen the company's equity.*

	Subsidiaries	% Revenues from AENZA (Consolidated)	Adj. EBITDA Margin	Type of Service	Term	% AENZA
Infrastructure	Norvial	4.7%	60.2%	Concessionaire of Red Vial 5 Highway	2003-2028	67% (i)
Infrastructure	Survial	1.7%	1.1%	Concessionaire of Nazca-Cuzco Highway	2007-2032	100.00%
Infrastructure	Canchaque	0.3%	8.4%	Concessionaire of the Bs As-Canchaque Highway	2006-2025	100.00%
Infrastructure	UNNA Transporte	6.4%	3.4%	Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro.	-	100.00%
Infrastructure	Línea 1	9.3%	47.6%	Line 1 of the Lima Metro: Concessionaire of Line 1	2011-2041	75.00%
Infrastructure	La Chira	0.1%	39.7%	La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima	2010-2037	50.00%
Energy	UNNA Energía	15.1%	33.4%	95% (consolidated)		
Energy	Upstream Services	10.6%	30.2%	Block III	2015-2045	100.00%
Energy	Upstream Services	10.6%	30.2%	Block IV	2015-2045	100.00%
Energy	Upstream Services	10.6%	30.2%	Block V	1993-2023	100.00%
Energy	Natural Gas Plant	1.6%	43.7%	Gas Processing Plant owned by UNNA Energia since 2006		100.00%
Energy	Storage and Distribution	2.1%	32.6%	Operation of five fuel terminals in Peru North and Central Fuel Terminals	2014-2034	50.00%
Real Estate	Viva	4.4%	30.9%	Real estate development company	-	99.54% (ii)
Engineering & Construction	Cumbra Perú	27.2%	1.5%	Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction.	-	99.39%
Engineering & Construction	Vial y Vives	14.0%	-0.1%	E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013.	-	99.16%
Engineering & Construction	Morelco	11.4%	23.7%	Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry.	-	100.00%
Engineering & Construction	Cumbra Ingeniería	4.9%	4.9%	Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics.	-	89.41% (iii)

(i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A.
(ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.
(iii) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

***Note**: The Consolidated Results Report presents the accumulated figures as of 3Q2022 and 3Q2023. References made to "3Q2022", "3Q2023" and "Third Quarter" are made to the period of nine months from January 01 to September 30 of the corresponding year.*

3Q 2023 Financial Highlights

- ✓ *The Group achieved Revenues of **S/ 3,102 MM** during 3Q2023, 1.4% lower than the result obtained in 3Q2022*
- ✓ *Gross Profit amounted to **S/ 502 MM** in 3Q2023, a 36.1% increase compared to 3Q2022*
- ✓ *Consolidated Adjusted EBITDA was **S/ 583 MM** in 3Q2023, 41.3% higher than the result obtained in 3Q2022*
- ✓ *A Net Profit of **S/ 33 MM** was registered in 3Q2023, 110.1% higher than the loss obtained in 3Q2022*
- ✓ *Backlog amounted to **US$ 1,116 MM** as of 3Q2023 and the recurrent businesses amounted to **US$ 921 MM**, reaching a total of **US$ 2,036 MM** Backlog plus recurrent businesses, equivalent to **1.73x** the annual revenues*

QUARTERLY REVENUES
(S/ MM)


1,098
1,259
850
1,037
1,215
3Q 22
4Q 22
1Q 23
2Q 23
3Q 23

QUARTERLY ADJUSTED EBITDA
(S/ MM)


125
154
109
156
318
3Q 22
4Q 22
1Q 23
2Q 23
3Q 23

REVENUES BY SEGMENT
as of 3Q2023


4%
15%
23%
58%
0%
20%
40%
60%
80%
Engineering & Construction
Infrastructure
Energy
Real Estate

GROSS PROFIT BY SEGMENT
as of 3Q2023


10%
16%
35%
38%
0%
10%
20%
30%
40%
50%
Engineering & Construction
Infrastructure
Energy
Real Estate

ADJUSTED EBITDA BY SEGMENT
as of 3Q2023


8%
29%
44%
19%
0%
10%
20%
30%
40%
50%
Engineering & Construction
Infrastructure
Energy
Real Estate

Consolidated Results

Income Statement (Thousands of S/)	3Q2022	3Q2023	Var %
Revenues	3,146,033	3,102,290	-1.4%
GROSS PROFIT	368,926	501,996	36.1%
Administrative expenses	(147,487)	(156,132)	5.9%
Other income and expenses, net	(264,117)	7,209	-102.7%
OPERATIONAL INCOME	(42,678)	353,073	927.3%
Financial (expense) income, net	(187,422)	(102,888)	-45.1%
Participation in Associates	1,686	2,437	44.5%
Exchange rate difference	2,075	(14,615)	804.3%
PROFIT BEFORE INCOME TAX	(226,339)	238,007	205.2%
Income tax	(55,063)	(164,271)	198.3%
Non-controlling interest	(40,824)	(41,159)	-0.8%
NET INCOME	(322,226)	32,577	110.1%
EBITDA	351,905	524,177	49.0%
Adjusted EBITDA	412,765	583,167	41.3%

Financial Ratios	3Q2022	3Q2023
Gross Margin	11.7%	16.2%
Operating Margin	-1.4%	11.4%
Net Margin	-10.2%	1.1%
EBITDA Margin	13.1%	18.8%
Financial Liabilities	1,817,524	1,785,317

Balance Sheet (Thousands S/)	3Q2022	3Q2023
Current Assets	2,832,819	2,878,779
Non Current Assets	3,224,176	3,171,323
Total Assets	6,056,996	6,050,102
Current Liabilities	2,652,277	2,752,125
Non Current Liabilities	1,945,831	1,940,937
Total Liabilities	4,598,108	4,693,062
Equity	1,208,357	1,116,684
Minority Interests	250,531	240,356
Total Equity	1,458,888	1,357,040
Total Liabilities and Equity	6,056,996	6,050,102

Revenues

Revenues at the end of 3Q2023 reached S/. 3,102.3 MM, 1.4% lower than the figure reported at the end of 3Q2022. In the Energy area, revenues increased due to higher oil production in the Upstream business. In the Infrastructure area, the increase is mainly explained by higher maintenance execution in Survial and higher revenues from tariff indexation in Line 1. This was offset by lower production volume in projects under execution in the Engineering and Construction area and lower execution of complementary works and lower traffic in Norvial.

Gross Profit

Consolidated Gross Profit increased by 36.1% in 3Q2023, mainly due to the Engineering and Construction area as a result of higher profit recorded in Cumbra Peru in the project with LAP for the construction of the new Jorge Chavez airport terminal and in Morelco for the Santa Monica project with Ecopetrol. Likewise, Viva recorded higher sales value of homes delivered in the Los Parques de Comas project and a higher margin related to the sale of lots in Almonte. This was partially offset by UNNA Energia related to higher depreciation and amortization of the wells drilled in Blocks III and IV during 2023 and by Norvial due to lower execution of complementary works and lower traffic.

Operational Income

Administrative Expenses increased by 5.9% in 3Q2023, reaching 5.0% of sales compared to 4.7% of sales at the end of 3Q2022. The main increase resulted from the Real Estate Business due to higher transaction costs from the sale of lots in Almonte.

Other Operating Income and Expenses in 3Q2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/. 4.0 MM due to the update of the tax unit and tax contingencies of Cumbra Peru for S/. 3.0 MM, offset by income in Holding related to the refund of an insurance policy and the recovery of provisions.

Other Operating Expenses at the end of 3Q2022 include the plea agreement provision. In accordance with accounting standards, in previous quarters it was recorded at discounted value. This registration is in line with the signing of the Final Agreement between the Company, the Attorney General's Office and the Public Ministry in September 2022. Likewise, the total provision is recorded in AENZA S.A.A. In this regard, a provision is recorded in Holding (S/. 314.4 MM), partially offset by the reversal of the provision in Cumbra (S/. 43 MM) and in UNNA Transporte (S/. 24.5 MM). Additionally, Other Operating Expenses recorded a provision in the Chavimochic project for S/. 7.5 MM for the impairment of the investment.

As a result, Operating Income increased 927.3% in 3Q2023 compared to 3Q2022, with a margin of 11.4% in 3Q2023 vs. –1.4% in 3Q2022.

Financial Expenses

In 3Q2023, net Financial Expenses decreased by 45.1% vs. 3Q2022, mainly due to interest payments related to the Convertible Bond.

The dollar went from 3.984 in 3Q2022 to 3.797 in 3Q2023. Considering the net position of assets and liabilities in dollars, a negative impact on the exchange difference is generated.

Net income

Consolidated Net Income in 3Q2023 was S/. 32.6 MM. The net margin went from –10.2% in 3Q2022 to 1.1% in 3Q2023.

EBITDA

Adjusted EBITDA in 3Q2023 increased by 41.3% compared to 3Q2022, going from S/. 412.8 MM to S/. 583.2 MM.

Further details on the variations in figures are described in each of the business areas shown next.

CAPEX

CAPEX (Thousands of US$)	3Q2022	3Q2023	Var %
Infrastructure	8,343	17,186	106.0%
Energy	30,247	33,012	9.1%
Real Estate	-	-	-
Engineering & Construction	2,069	-1,489	-172.0%
Holding	-	-	-
Consolidated	40,659	48,709	19.8%

As of 3Q2023, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Likewise, 91% of the Infrastructure CAPEX corresponds to Line 1, mainly related to maintenance, infrastructure, and rolling stock spare parts.

As of 3Q2022, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells. In relation to Infrastructure CAPEX, 77% corresponds to Line 1 of the Lima Metro.

Consolidated Results

<u>Backlog</u>

Consolidated Backlog (US$ 1,116 MM) plus the Recurrent Businesses (US$ 921 MM) amounted to a total backlog of US$ 2,036 MM as of 3Q2023, which represents a ratio of Backlog + Recurrent Businesses / Revenues of 1.73 years.

From the total Backlog registered at the end of 3Q2023, US$ 263.4 MM will be executed during 2023, US$ 572.1 MM during 2024, and US$ 280.3 MM during 2025 and part of 2026. From the recurrent businesses, US$ 63.8 MM in 2023, US$ 300.0 MM during 2024, and US$ 556.8 MM in 2025 and part of 2026.

During 3Q2023, our subsidiary Cumbra Perú y Strip Centers del Perú S.A.C. - a subsidiary of Grupo Parque Arauco -, signed a construction contract for S/. 118 MM + IVA for the construction of the new "Parque La Molina Shopping Center". The contract has an execution term of 14 months.

The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon-Huacho-Pativilca (Norvial).

For further details on the backlog, please go to the appendix page.

Consolidated Backlog
(US$ MM)


1,928
2,253
2,305
2,217
2,036
1.65
809
1,119
1.95
859
1,395
2.04
905
1,400
1.95
927
1,290
1.73
921
1,116
3Q22
4Q22
1Q23
2Q23
3Q23
Backlog
Recurrent Businesses
Backlog + Recurrent Businesses/ Revenues Ratio

Backlog by Business Segment
3Q2022 vs 3Q2023


Energy 31%
Engineering & Construction 31%
Real Estate 3%
Infrastructure 35%
Energy 33%
Engineering & Construction 30%
Real Estate 2%
Infrastructure 35%

Backlog by Sector
3Q2022 vs 3Q2023


Others, 0.1%
Transport, 45%
Mining Projects, 13%
Oil and Gas, 39%
Water and Sewage, 0.2%
Real Estate, 3%
Others 1.6%
Mining Projects 7%
Transport 44%
Oil and Gas 46%
Real Estate 2%
Water and Sewage 0.2%

Backlog by Type of Client
3Q2022 vs 3Q2023


Concessions 59%
Private 39%
Public 3%
Concessions 61%
Private 29%
Public 10%

Backlog by Geography
3Q2022 vs 3Q2023


Chile 5%
Colombia 5%
Peru 90%
Colombia 10%
Chile 1%
Peru 89%

Composition of Indebtedness

Consolidated Financial Liabilities at the end of 3Q2023 amounted to US$ 470.2 MM (S/. 1,785.3 MM). Debt at the end of 3Q2023 increased 2.5% compared to the end of 2022, mainly due to the subscription of the loan between our subsidiary Viva and the IDB and the debt related to the Chavimochic project in Holding.

Of the total Financial Debt, US$ 33.3 MM corresponds to working capital, associated to the clients' accounts receivables and leasing's for the acquisition of machinery and equipment. The amount of US$ 247.2 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself. US$ 8.0 million correspond to the debt derived from the performance bond granted to secure Concesionaria Chavimochic's obligations under the concession contract, which was executed by the Peruvian State by virtue of the arbitration ruling issued in October 2022, which declared the caducity of the concession. Likewise, US$ 124.0 MM correspond to the bridge loan disbursed in April 2022. The proceeds of this loan were used, among other corporate purposes, to execute the amortization of Cumbra's financial obligations and the final payment of the class action.

On the other hand, US$ 40.9 MM correspond to the accounting record according to IFRIC of the sale of 48.8% of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares. Additionally, US$ 16.8 MM correspond to leasings under IFRS 16.

Debt by Business Unit


Holding 30%
Engineering & Construction 3%
Norvial dividend monetization 9%
Real Estate 5%
Energy 7%
Infraestructure 46%

Debt by Currency


Chilean peso, 0.1%
Colombian peso, 1.2%
US Dollars, 51.3%
Soles, 47.4%

Financial Liabilities (US$ Thousands)

	3Q2022	4Q2022	1Q2023	2Q2023	3Q2023
Working Capital + Leasing	25,759	24,207	35,849	36,515	33,314
Project Finance	250,187	255,158	253,584	256,862	247,206
Corporate Debt	-	-	6,938	7,970	7,985
Total banking debt	**275,946**	**279,365**	**296,371**	**301,347**	**288,504**
Bridge Loan	120,386	121,407	122,127	122,979	123,963
Total financial debt	**396,331**	**400,771**	**418,498**	**424,325**	**412,467**
Accounting record (IFRIC) for the sale of economic rights of Norvial	44,734	42,605	42,143	42,509	40,901
Leasings (IFRS 16)	15,141	15,434	14,461	16,754	16,823
Total	**456,206**	**458,810**	**475,101**	**483,589**	**470,191**

Maturity of Financial Liabilities (US$ Thousands)


181,656
61,937
92,781
133,817
Less than 1 year
Between 1 and 2 years
Between 2 and 5 years
More than 5 years

Surety Bonds: Consolidated surety bonds at the end of 3Q2023 amount to US$ 538.9 MM (S/. 2,046.0 MM).

Surety Bonds by Business Unit


Energy 8%
Real Estate 1%
Infraestructure 12%
Engineering & Construction 79%

Surety Bonds by Type


Finished Works - Performance Bond 16%
Others 4%
Advance Payment 27%
Performance Bond 53%

Infrastructure

Revenues
Infrastructure revenues in 3Q2023 increased 10.0% vs. 3Q2022, mainly due to higher revenues from Line 1 and higher maintenance execution at Survial, partially offset by lower revenues at Norvial. Norvial's sales decreased due to the reduction of vehicles transiting on the road. As of 3Q2023, 41% of Infrastructure business sales corresponded to Line 1, 28% to UNNA Transporte, and 21% to Norvial.

Norvial
Norvial's revenues decreased 8.2% from S/. 171.3 MM in 3Q2022 to S/. 157.3 MM in 3Q2023. The decrease in revenues was mainly due to lower execution of complementary works and lower traffic compared to 3Q2022.

Revenues from lightweight vehicles increased 3.2% in 3Q2023 from S/. 41.3 MM in 3Q2022 to S/. 42.6 MM in 3Q2023, with a decrease of 1.9% of vehicles transiting the road. Additionally, revenues from heavy traffic decreased 0.7% from S/. 111.4 MM in 3Q2022 to S/. 110.6 MM in 3Q2023, with a decrease of 3.9% of vehicles transiting the road. Traffic during 1H23 was affected by rains in the north of the country and road blockades in line with social protests.

Line 1 of the Lima Metro
Line 1 Revenues increased 5.4% from S/. 292.8 MM in 3Q2022 to S/. 308.7 MM in 3Q2023. Revenues increased due to the higher indexed tariff, partially offset by the reduction in additional kilometers.

The Gross Profit from the Infrastructure area increased 1.2% from S/. 168.7 MM in 3Q2022 to S/. 170.7 MM in 3Q2023, reporting a gross margin of 22.8% in 3Q2023. The increase is mainly explained by higher revenues in Survial related to higher maintenance, partially offset by Norvial due to lower complementary works execution and lower traffic.

Administrative expenses increased 18.6% in 3Q2023 compared to 3Q2022, reaching 3.2% of sales, compared to 3.0% at the end of 3Q2022. The increase was mainly due to UNNA Transporte in line with higher management services expenses.

Other Operating Expenses in 3Q2022 records the reversal of the provision for the plea agreement in UNNA Transporte for S/. 24.5 MM, in line with the provision made in the Holding company. This is partially offset by a provision for labor processes in Norvial.

Net Financial Expenses decreased 36.8% in 3Q2023 compared to 3Q2022 from S/. 19.2 MM to S/. 12.1 MM. The decrease was due to the increase in financial income in Line 1 and Norvial.

Net Income reached S/. 70.2 MM in 3Q2023, reporting a 20.1% decrease compared to 3Q2022. This is explained by the results described above, registering a net margin of 9.4%, lower than the 12.9% margin of 3Q2022.

Adjusted EBITDA was S/. 251.7 MM in 3Q2023, with an EBITDA margin of 33.6%. Of the total EBITDA of the Infrastructure area, 58% corresponds to Line 1 of the Lima Metro and 38% to Norvial.

Income Statement (Thousands of S/)	3Q2022	3Q2023	Var %
Revenues	680,210	748,483	10.0%
GROSS PROFIT	**168,749**	**170,709**	**1.2%**
Administrative expenses	(20,292)	(24,073)	18.6%
Other income and expenses, net	23,259	2,461	-89.4%
OPERATIONAL INCOME	**171,716**	**149,097**	**-13.2%**
Financial (expense) income, net	(19,307)	(12,148)	-37.1%
Participation in Associates	-	-	0.0%
Exchange rate difference	(343)	(551)	60.6%
PROFIT BEFORE INCOME TAX	**152,066**	**136,398**	**-10.3%**
Income tax	(39,742)	(41,307)	3.9%
Non-controlling interest	(24,663)	(24,921)	-1.0%
NET INCOME	**87,661**	**70,170**	**-20.0%**
EBITDA	**191,100**	**195,575**	**2.3%**
Adjusted EBITDA	**243,438**	**251,718**	**3.4%**

Financial Ratios	3Q2022	3Q2023
Gross Margin	24.8%	22.8%
Operating Margin	25.2%	19.9%
Net Margin	12.9%	9.4%
EBITDA Margin	35.8%	33.6%
Financial Liabilities	863,161	836,132

Norvial (M S/)	3Q 2022	3Q 2023
Revenues	171,264	157,312
Revenues from operation	152,651	153,146
-Lightweight vehicles	41,257	42,576
-Heavyweight vehicles	111,394	110,570
Construction Revenues	18,613	4,166
EBITDA	96,257	94,634
EBITDA from operation	95,770	94,695
EBITDA from construction	487	-60
Lightweight traffic (units)	5,329,405	5,226,403
Heavyweight traffic (units)	3,476,044	3,339,366

Line 1 (M S/)	3Q 2022	3Q 2023
Revenues	292,796	308,685
Revenues from operation	292,796	308,685
PKT2	189,089	202,386
PKT3	104,757	112,128
PKTA	6,653	2,159
Construction Revenues	-	-
EBITDA	141,591	146,853
EBITDA from operation	141,591	146,853
EBITDA from construction	-	-
Total km travelled	3,785,581	3,662,439
Trains (units)	44	44

Infrastructure

Revenues (Million of S/)


3Q2022
171
181
293
32
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

EBITDA (Million of S/)


3Q2022
96
5
142
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

Net Income (Million of S/)


3Q2022
21
23
44
0
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


3Q2023
157
213
309
66
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


3Q2023
95
7
147
1
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque


3Q2023
19
2
47
1
Norvial
UNNA Transporte
Línea 1
Survial/Canchaque

Backlog (Million of US$)
as of 3Q2023


1,000
800
600
400
200
-
197
209
222
237
232
542
526
548
561
535
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023
Backlog
Norvial

Backlog.

The Infrastructure Area reported a Backlog of US$ 534.9 MM in 3Q2023, and a total of US$ 232.5 MM of recurrent businesses in Norvial.

The total Backlog will be executed as follows: US$ 50.8 MM in 2023, US$ 178.9 MM in 2024, and US$ 305.3 MM in 2025 and part of 2026. In Norvial, US$ 15.2 MM will be executed in 2023, US$ 74.3 MM in 2024, and US$ 143.0 MM in 2025 and part of 2026.

Energy

Energy Business Revenues increased by 8.0% from S/. 464.3 MM in 3Q2022 to S/. 501.4 MM in 3Q2023, mainly due to higher oil production in the Upstream business. As of 3Q2023, 70% of sales correspond to the Upstream Services business, 10% to the Gas Plant, 14% to the Terminals business and 6% to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking.

Upstream Services revenues as of 3Q2023 were 19.3% higher than the figures reported in 3Q2022. The average oil price went from US$ 95.91/bbl in 3Q2022 to US$ 86.33/bbl in 3Q2023, offset by higher production of barrels per day (from 2,852 BPD in 3Q2022 to 4,694 BPD in 3Q2023). Production in 3Q2023 was impacted by the rains in the north of the country. Likewise, production in 3Q2022 was impacted by the suspension of well drilling as a consequence of the pandemic. On June 2022, we started the drilling of Block III.

Revenues associated with the Natural Gas Plant decreased 28.7% in 3Q2023 compared to 3Q2022, mainly due to lower LPG price in 3Q2023 (US$ 48.83/bbl) vs. 3Q2022 (US$ 65.49/bbl).

Revenues related to the Storage and Distribution business decreased 4.4% in 3Q2023 compared to 3Q2022 due to lower dispatch volume, partially offset by higher storage revenues.

The Gross Profit of the Energy area decreased from S/. 88.2 MM in 3Q2022 to S/. 77.7 MM in 3Q2023, reporting a gross margin of 15.5% in 3Q2023. The decrease is mainly explained by higher depreciation and amortization of the wells drilled in Blocks III and IV during 2023.

Administrative Expenses were higher in 3Q2023 compared to 3Q2022, reaching 2.4% of sales compared to 2.2% at the end of 3Q2022. This was due to higher management services expenses.

Financial Expenses increased by 77.2% related to a loan of US$ 15 MM for the investments in the Upstream business and the valuation of the provision for abandonment of wells.

The Exchange Difference Income is mainly explained by the dollar position of assets and liabilities.

Net Income reached S/. 32.5 MM in 3Q2023, reporting a 6.5% reduction compared to 3Q2022. This is explained by the results described above, registering a net margin of 6.5%, lower than the 9.3% margin of 3Q2022.

EBITDA was S/. 167.5 MM in 3Q2023, with an EBITDA margin of 33.4%.

Income Statement (Thousands of S/)	3Q2022	3Q2023	Var %
Revenues	464,289	501,358	8.0%
GROSS PROFIT	**88,183**	**77,675**	**-11.9%**
Administrative expenses	(10,090)	(11,915)	18.1%
Other income and expenses, net	1,747	800	-54.2%
OPERATIONAL INCOME	**79,840**	**66,560**	**-16.6%**
Financial (expense) income, net	(8,714)	(15,441)	77.2%
Participation in Associates	2,347	2,366	0.8%
Exchange rate difference	(1,274)	520	-140.8%
PROFIT BEFORE INCOME TAX	**72,199**	**54,005**	**-25.2%**
Income tax	(23,375)	(16,261)	-30.4%
Non-controlling interest	(5,598)	(5,215)	6.8%
NET INCOME	**43,226**	**32,529**	**-24.7%**
EBITDA	**135,945**	**167,524**	**23.2%**

Financial Ratios	3Q2022	3Q2023
Gross Margin	19.0%	15.5%
Operating Margin	17.2%	13.3%
Net Margin	9.3%	6.5%
EBITDA Margin	29.3%	33.4%
Financial Liabilities	150,305	129,698

Energy Business (M S/)	3Q 2022	3Q 2023
Revenues	464,289	501,358
EBITDA	139,727	166,659
Upstream Services		
Revenues	293,667	350,204
EBITDA	74,516	105,719
Oil production (Bpd average)	2,852	4,694
Gas production (MCFPD average)	4.69	5.28
Oil price (average US$)	95.91	86.33
Natural Gas Plant		
Revenues	73,151	52,121
EBITDA	25,170	22,785
MMCFPD (average)	30.92	25.96
LPG price (average US$)	65.49	48.83
CNG price (average US$)	78.06	86.45
Terminales (Storage and Distribution)		
Revenues	74,481	71,225
Distribution Revenues	40,783	23,219
Storage Revenues	26,445	48,005
EBITDA	26,113	23,232

Revenues (Million of S/.)
3Q2022 vs 3Q2023


464
501
3Q2022
3Q2023

EBITDA (Million of S/.)
3Q2022 vs 3Q2023


136
168
3Q2022
3Q2023

Net Income (Million of S/.)
3Q2022 vs 3Q2023


43
33
3Q2022
3Q2023

Backlog

The Backlog of the Energy Area as of 2Q2023 was US$ 720.0 MM.

The total Backlog will be executed as follows: US$ 50.2 MM in 2023, US$ 236.4 MM in 2024, and US$ 433.3 MM in 2025 and part of 2026.

Backlog (Million of US$)
as of 3Q2023


800
700
600
500
400
300
200
100
-
648
682
714
721
720
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023

Real Estate

Revenues in 3Q2023 were 17.9% higher than those reported in 3Q2022, due to the higher value of social housing units delivered. Additionally, in 2Q2023, Viva recorded the sale of a land in Almonte for S/. 23.9 MM.

We have a total of 8 projects in execution in the housing sector: Los Parques del Callao, Los Parques de Comas Techo Propio, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Carabayllo, Los Parques del Mar, Parques de Huancayo, and Parques de Piura.

96% of the projects are being executed in Lima, while 4% are being executed in the province.

The increase in Gross Profit in 3Q2023 (42.5%) is explained by the higher value of affordable houses delivered in Los Parques de Comas project and higher margin related to the sale of lots in Almonte. The sale of industrial lots has a higher margin than housing units. Gross Margin increased from 27.3% in 3Q2022 to 33.0% in 3Q2023.

Administrative expenses in 3Q2023 increased 30.5% compared to 3Q2022, mainly due to the increase in management services costs and intermediation costs from the sale of lots in Almonte.

Other Operating Income in 3Q2023 for S/. 2.6 MM is related to the liquidation of completed projects and penalties associated to the operation. Other Operating Expenses in 3Q2022 mainly include a provision made in the accounts receivable of the Ancon project for S/. 5.8 MM, offset by the sale of the Line 1 stands business owned by Viva and the recovery of a tax in the Almonte Project.

The decrease in Net Financial Expenses in 3Q2023 (-85.9%) is explained by higher interests and financial income due to an accounting rate adjustment related to the Ancon project.

Considering the net position of assets and liabilities in dollars, a positive impact is generated in the Exchange Rate Difference in line with the depreciation of the dollar.

Net Income went from S/. 0.2 MM in 3Q2022 to S/. 6.6 MM in 3Q2023.

Adjusted EBITDA was S/. 45.6 MM in 3Q2023, with a margin of 30.9%.

Income Statement (Thousands of S/)	3Q2022	3Q2023	Var %
Revenues	125,167	147,604	17.9%
GROSS PROFIT	**34,218**	**48,765**	**42.5%**
Administrative expenses	(10,132)	(13,222)	30.5%
Other income and expenses, net	(2,902)	2,570	-188.6%
OPERATIONAL INCOME	**21,184**	**38,113**	**79.9%**
Financial (expense) income, net	(4,980)	(704)	-85.9%
Participation in Associates	703	73	-89.6%
Exchange rate difference	(750)	905	-220.7%
PROFIT BEFORE INCOME TAX	**16,157**	**38,387**	**137.6%**
Income tax	(5,481)	(20,723)	278.1%
Non-controlling interest	(10,486)	(11,082)	-5.7%
NET INCOME	**190**	**6,582**	**3364.2%**
EBITDA	**32,469**	**42,705**	**31.5%**
Adjusted EBITDA	**40,991**	**45,552**	**11.1%**

Financial Ratios	3Q2022	3Q2023
Gross Margin	27.3%	33.0%
Operating Margin	16.9%	25.8%
Net Margin	0.2%	4.5%
EBITDA Margin	32.7%	30.9%
Financial Liabilities	58,712	88,640

Delivered Housing Units	3Q2022	3Q2023
Delivered Housing Units		
Affordable Housing	694	696
Traditional Housing	24	6
Others	2	1
Delivered Housing Units (M S/)		
Affordable Housing	99,583	117,944
Traditional Housing	8,074	2,010
Others	17,510	27,650

Revenues (Million of S/)
3Q2022 vs 3Q2023


125
148
3Q2022
3Q2023

EBITDA (Million of S/)
3Q2022 vs 3Q2023


41
46
3Q2022
3Q2023

Net Income (Million of S/)
3Q2022 vs 3Q2023


0
7
3Q2022
3Q2023

Housing units delivered and sold


210
225
211
230
183
251
591
77
299
327
3Q 22
4Q 22
1Q 23
2Q 23
3Q 23
Delivered Housing Units
Sold Housing Units

Backlog (Million of US$)
as of 3Q2023


80
60
40
20
-
59
44
62
51
45
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023

Backlog

The Backlog of the Real Estate Area as of 3Q2023 was US$ 44.5 MM. The projects included in the Backlog are: Los Parques de Comas, Los Parques de Carabayllo, Los Parques del Callao, Parques de Huancayo, among others.

The total of the Backlog will be executed as follows: US$ 23.3 MM in 2023 and US$ 21.3 MM in 2024.

Engineering and Construction

The Engineering and Construction Area reflected a 7.1% decrease in sales in 3Q2023 vs. 3Q2022, due to the lower production volume in the projects under execution, mainly in Cumbra Peru for the Quellaveco project and in Vial and Vives-DSD for the MAPA project, which ended in 2022. This was partially offset in Cumbra Peru by the project with LAP for the construction of the new Jorge Chavez airport terminal, in Vial y Vives by the Quebrada Blanca project in Chile, and in Morelco by the Santa Monica project with Ecopetrol in Colombia.

Gross profit increased by 186.4% in 3Q2023, increasing the area's gross margin from 3.2% in 3Q2022 to 9.7% in 3Q2023. The higher gross profit recorded in 3Q2023 was mainly due to the higher profit recorded in Cumbra Peru in the project with LAP for the construction of the new airport terminal and in Morelco for the Santa Monica project with Ecopetrol. On the other hand, the lower profit recorded in 3Q2022 was mainly due to lower productivity in the MAPA project in Chile and the provision for US$ 11.2 MM due to the unfounded claim for Partial Annulment of the Arbitration Award filed by Cumbra against EGEMSA in relation to the Machupicchu Hydroelectric Power Plant project in April 2009.

Other Operating Expenses in 3Q2023 registered the adjustment of the provision for the INDECOPI fine in Cumbra for S/. 4.0 MM due to the update of the tax unit and tax contingencies of Cumbra Peru for S/. 3.0 MM. In 3Q2022, the reversal of the provision for the plea agreement for S/. 43 MM was recorded, due to the fact that the recording was made in the Holding Company.

As a consequence of the results explained above, the operating result was S/ 95.8 MM as of 3Q2023, with an operating margin of 5.0%.

Financial Expenses decreased 11.8% in 3Q2023, from S/. 42.5 MM in 3Q2022 to S/. 37.5 MM in 3Q2023. This is mainly explained by lower financial expenses in Cumbra Perú.

The exchange rate difference is mainly explained by the dollar position of assets and liabilities.

The Net Loss was S/. 34.1 MM in 3Q2023, with a Net Margin of –1.8%.

EBITDA was S/. 110.8 MM in 3Q2023, equivalent to a margin of 5.8%, explained by the operating results described above.

Income Statement (Thousands of S/)	3Q2022	3Q2023	Var %
Revenues	2,050,849	1,905,784	-7.1%
GROSS PROFIT	**64,816**	**185,658**	**186.4%**
Administrative expenses	(83,104)	(84,148)	1.3%
Other income and expenses, net	34,441	(5,723)	116.6%
OPERATIONAL INCOME	**16,153**	**95,787**	**493.0%**
Financial (expense) income, net	(42,515)	(37,503)	-11.8%
Participation in Associates	121	(1)	-100.8%
Exchange rate difference	(11,405)	(18,130)	59.0%
PROFIT BEFORE INCOME TAX	**(37,646)**	**40,153**	**206.7%**
Income tax	(3,164)	(74,549)	2256.2%
Non-controlling interest	(87)	296	440.2%
NET INCOME	**(40,897)**	**(34,100)**	**16.6%**
EBITDA	**(1,779)**	**110,836**	**6331.6%**

Financial Ratios	3Q2022	3Q2023
Gross Margin	3.2%	9.7%
Operating Margin	0.8%	5.0%
Net Margin	-2.0%	-1.8%
EBITDA Margin	-0.1%	5.8%
Financial Liabilities	45,743	46,641

Revenues (Million of S/.)
3Q2022 vs 3Q2023


157
162
1,894
1,744
3Q2022
3Q2023
Cumbra Ingeniería
Cumbra

EBITDA (Million of S/.)
3Q2022 vs 3Q2023


8
103
2
-4
3Q2022
3Q2023
Cumbra
Cumbra Ingeniería

Net Income (Million of S/.)
3Q2022 vs 3Q2023


1
3Q2022
3Q2023
-33
-35
-8
Cumbra
Cumbra Ingenieria

Backlog. The Engineering and Construction Area reported a backlog of US$ 666.0 MM as of 3Q2023, which will be executed as follows: US$201.1 MM in 2023, US$ 416.3 MM in 2024, and US$ 48.6 MM in 2025. During 3Q2023, our subsidiary Cumbra Perú y Strip Centers del Perú S.A.C. - a subsidiary of Grupo Parque Arauco -, signed a contract for S/ 118 MM + IVA for the construction of the new "Parque La Molina Shopping Center". The contract has an execution term of 14 months.

Backlog (Million of US$)
as of 3Q2023


1,250
1,000
750
500
250
-
703
958
925
809
666
3Q2022
4Q2022
1Q2023
2Q2023
3Q2023

Backlog by Type of Contract


Cost+ FEE
0.5%
Lump SUM
6%
EPC
32%
Unit Prices
62%

Appendix: Profits & Losses Statement per Company

Figures in Thousands of S/.

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Income Statement (Thousands of S/)	**NORVIAL**	**SURVIAL**	**UNNA Transporte**	**CANCHAQUE**	**LINEA 1**	**LA CHIRA**	**UNNA Energia**	**CUMBRA**	**CUMBRA Ingenieria**	**VIVA**	**AENZA**
Revenues	157,312	55,798	212,915	10,148	308,685	3,625	501,358	1,744,032	161,752	147,604	3,102,290
GROSS PROFIT	**55,981**	**2,545**	**10,544**	**2,311**	**97,173**	**2,155**	**77,675**	**169,112**	**16,546**	**48,765**	**501,996**
Administrative expenses	(3,472)	(1,872)	(7,835)	(1,562)	(8,628)	(704)	(11,915)	(72,845)	(11,303)	(13,222)	(156,132)
Other income and expenses, net	657	(148)	81	15	1,897	(41)	800	(5,914)	191	2,570	7,209
OPERATIONAL INCOME	**53,166**	**525**	**2,790**	**764**	**90,442**	**1,410**	**66,560**	**90,353**	**5,434**	**38,113**	**353,073**
Financial (expense) income, net	(13,395)	699	1,046	(185)	(461)	179	(15,441)	(36,032)	(1,471)	(704)	(102,888)
Participation in Associates	-	-	-	-	-	-	2,366	(1)	-	73	2,437
Exchange rate difference	(305)	(280)	4	93	(50)	(12)	520	(17,487)	(643)	905	(14,615)
PROFIT BEFORE INCOME TAX	**39,466**	**944**	**3,840**	**672**	**89,931**	**1,577**	**54,005**	**36,833**	**3,320**	**38,387**	**238,007**
Income tax	(10,653)	(82)	(2,270)	(343)	(27,488)	(471)	(16,261)	(72,672)	(1,877)	(20,723)	(164,271)
Non-controlling interest	(9,508)	-	198	-	(15,611)	-	(5,215)	447	(151)	(11,082)	(41,159)
NET INCOME	**19,305**	**862**	**1,768**	**329**	**46,832**	**1,106**	**32,529**	**(35,392)**	**1,292**	**6,582**	**32,577**
EBITDA	**94,632**	**613**	**7,330**	**850**	**90,710**	**1,440**	**167,524**	**102,904**	**7,932**	**42,705**	**524,177**
ADJUSTED EBITDA					**146,853**					**45,552**	**583,167**

Appendix: Balance Sheet per Company

Figures in Thousands of S/

	Infrastructure						Energy	Engineering & Construction		Real Estate	TOTAL
Balance Sheet (Thousands of S/)	NORVIAL	SURVIAL	UNNA Transporte	CANCHAQUE	LINEA 1	LA CHIRA	UNNA Energia	CUMBRA	CUMBRA Ingenieria	VIVA	AENZA
Cash and Cash Equivalents	88,474	17,284	23,523	1,150	135,694	3,119	39,288	194,662	3,291	199,729	888,615
Other Current Assets	10,744	24,631	89,619	6,299	188,012	1,719	180,854	1,202,667	124,467	252,394	1,990,164
Current Assets	**99,218**	**41,915**	113,142	**7,449**	**323,706**	**4,838**	**220,142**	**1,397,329**	**127,758**	**452,123**	**2,878,779**
Non Current Assets	**285,327**	**22,888**	**17,788**	**331**	**743,044**	**24,063**	**695,343**	**790,912**	**7,473**	**181,749**	**3,171,323**
Total Assets	**384,545**	**64,803**	**130,930**	**7,780**	**1,066,750**	**28,901**	**915,485**	**2,188,241**	**135,231**	**633,872**	**6,050,102**
Borrowings	47,814	116	15,209	116	31,986	5	35,719	29,546	2,027	13,927	689,748
Other Current Liabilities	15,840	42,615	81,430	2,623	86,218	1,718	199,615	1,694,251	99,417	180,151	2,062,377
Current Liabilities	**63,654**	**42,731**	96,639	**2,739**	**118,204**	**1,723**	**235,334**	**1,723,797**	**101,444**	**194,078**	**2,752,125**
Borrowings	142,491	31	1,163	31	597,046	124	93,979	1,499	644	74,713	1,095,569
Other Non Current Liabilities	8,158	-	5,844	493	100,779	25,948	114,770	136,556	122	0	845,368
Non Current Liabilities	**150,649**	**31**	**7,007**	**524**	**697,825**	**26,072**	**208,749**	**138,055**	**766**	**74,713**	**1,940,937**
Total Liabilities	**214,303**	**42,762**	**103,646**	**3,263**	**816,029**	**27,795**	**444,083**	**1,861,852**	**102,210**	**268,791**	**4,693,062**
Equity attributable to controlling interest in the Company	114,062	22,040	27,284	4,515	188,041	1,106	437,548	324,393	29,528	285,083	1,116,684
Non-controlling Interest	56,180	1	0	2	62,681	-	33,854	1,996	3,493	79,998	240,356
Total Equity	**170,242**	**22,041**	**27,284**	**4,517**	**250,721**	**1,106**	**471,402**	**326,389**	**33,021**	**365,081**	**1,357,040**
Total Liabilities and Equity	**384,545**	**64,803**	**130,930**	**7,780**	**1,066,750**	**28,901**	**915,485**	**2,188,241**	**135,231**	**633,872**	**6,050,102**

Appendix: Backlog Report to 3Q2023

Figures in Thousands of US$

Company	Initial Backlog	Executed Backlog	New Requests				Backlog Total	Annual Backlog		
			TOTAL	1Q - 2023	2Q -2023	3Q -2023		2022	2023	2024+
SURVIAL	36,665	14,629	8,971	1,507	797	6,667	31,006	5,022	9,352	16,632
CANCHAQUE	5,534	2,699	1,069	561	376	132	3,904	680	2,762	462
LA CHIRA	3,187	955	933	342	360	230	3,165	312	1,054	1,799
LINE 1 - LIMA METRO	301,381	81,297	111,172	49,577	51,236	10,359	331,256	27,538	110,443	193,275
UNNA TRANSPORTE	179,179	50,468	36,870	17,337	9,615	9,919	165,581	17,233	55,260	93,089
INFRASTRUCTURE	**525,946**	**150,049**	**159,015**	**69,324**	**62,384**	**27,308**	**534,912**	**50,784**	**178,871**	**305,257**
CUMBRA	569,130	239,108	95,011	21,643	36,969	36,398	425,033	115,585	262,305	47,143
VyV-DSD	99,688	118,242	41,567	45,258	-497	-3,194	23,013	15,300	7,713	0
MORELCO	274,904	107,607	34,487	8,235	19,111	7,142	201,785	62,899	138,625	261
CUMBRA INGENIERÍA	14,546	39,876	41,513	23,425	9,475	8,613	16,183	7,298	7,670	1,216
ENGINEERING & CONSTRUCTION	**958,268**	**504,833**	**212,578**	**98,561**	**65,058**	**48,959**	**666,013**	**201,082**	**416,313**	**48,619**
VIVA	43,954	39,921	40,505	22,358	10,365	7,783	44,539	23,250	21,289	0
REAL ESTATE	**43,954**	**39,921**	**40,505**	**22,358**	**10,365**	**7,783**	**44,539**	**23,250**	**21,289**	**0**
Eliminations	-133,499	0	3,871	-294	2,457	1,708	-129,628	-11,723	-44,333	-73,571
TOTAL	**1,394,669**	**694,802**	**415,970**	**189,949**	**140,263**	**85,758**	**1,115,837**	**263,393**	**572,140**	**280,304**

Appendix: Recurrent Businesses Report to 3Q2023

Figures in Thousands of US$

Company	Initial	Executed Backlog	New Requests				Total	Annual		
			TOTAL	1Q - 2023	2Q -2023	3Q -2023		2022	2023	2024+
UNNA ENERGIA	682,273	17,346	55,014	45,525	6,080	3,410	719,941	50,180	236,419	433,343
NORVIAL	208,620	41,459	65,324	22,788	33,758	8,778	232,485	15,232	74,256	142,997
Eliminations	-32,168	0	366	1,238	433	-1,305	-31,802	-1,571	-10,714	-19,517
TOTAL	**858,725**	**58,805**	**120,705**	**69,551**	**40,272**	**10,882**	**920,625**	**63,841**	**299,961**	**556,823**

Appendix: Corporate Structure


AENZA
unna Infraestructura
unna Energía
VIVA
CUMBRA
Línea 1 Metro de Lima 75.00%
norvial 67.00% [1]
survial 100.00%
canchaque 99.96%
Concesionaria La Chira 50.00%
UNNA Transporte 100.00%
Energy 95.00%
VIVA 99.54% [2]
Almonte 50.45%
CUMBRA 99.39%
CUMBRA Ingeniería 89.41% [3]
VIALYVIVES-DSD UNA EMPRESA DE CUMBRA 99.16%
MORELCO UNA EMPRESA DE CUMBRA 100.00%

(1) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A.

(2) 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022.

(3) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company's contingent obligation to pay compensation in compliance with Law 30737.

Notes to the Consolidated Results Report

i) EBITDA

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted. The EBITDA calculation will start from the net income, figure to which the taxes, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added.

This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows:

- Real Estate EBITDA: the proportional part of the land component of the units delivered during the period, will be added;
- Metro de Lima : the financial expenses considered, as well as the capital amortization applied to the corresponding long-term account receivable during the period, will be added.

ii) Backlog

As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company's Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following described. Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported.

- Infrastructure: the Oil & Gas business and the Norvial toll road are not included as backlog
- Real Estate: only the sold units which are pending of delivery are reported as backlog

iii) Methodology for revenue recognition and associated cost in the subsidiaries of the Engineering & Construction business unit

Adjustments Related to Previously Issued Consolidated Financial Statements

As of December 31, 2022, the Company made adjustments to the recognition methodology for revenue and costs arising from contracts with customers in the Engineering and Construction segment. The Company's management has evaluated and concluded that these adjustments have an immaterial impact on the results that were made and recorded in such financial information in compliance with International Financial Reporting Standards (IFRS), and did not produce significant differences with respect to the results reflected in the consolidated financial statements. For consistency purposes, the Company made such immaterial adjustments to its previously issued financial statements.

Contact:

Investor Relations
relacion.inversionistas@aenza.com.pe

www.aenza.com.pe